Exhibit d3j

MAINSTAY FUNDS TRUST

AMENDMENT TO THE SUBADVISORY AGREEMENT

This Amendment to the Subadvisory Agreement, is effective as of the 27th day of February 2015, between New York Life Investment Management LLC (the “Manager”) and MacKay Shields LLC (the “Subadvisor”).

WHEREAS, the Manager and the Subadvisor are parties to a Subadvisory Agreement, dated February 26, 2010, as amended (the “Subadvisory Agreement”); and

WHEREAS, the parties hereby wish to amend the Subadvisory Agreement to reflect revisions to the subadvisory fees with respect to MainStay High Yield Municipal Bond Fund, MainStay Short Term Bond Fund, and MainStay Total Return Bond Fund.

NOW, THEREFORE, the parties agree as follows:

(i)	Effective February 27, 2015, Schedule A is hereby amended by deleting it in its entirety and replacing it with the Schedule attached hereto.

[The Remainder Of This Page Has Been Left Blank Intentionally.]

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed by their duly authorized officers and attested effective as of the date first written above.

NEW YORK LIFE INVESTMENT MANAGEMENT LLC

Attest:	/s/ Thomas Lynch	By:	/s/ Stephen P. Fisher
Name:	Thomas Lynch	Name:	Stephen P. Fisher
Title:	Director and Associate General Counsel	Title:	Co-President

MACKAY SHIELDS LLC

Attest:	/s/ Rene A. Bustamante	By:	/s/ Lucille Protas
Name:	Rene A. Bustamante	Name:	Lucille Protas
Title:	Senior Managing Director and Chief Compliance Officer	Title:	President

SCHEDULE A

(Effective as of February 27, 2015)

As compensation for services provided by the Subadvisor the Manager will pay the Subadvisor and Subadvisor agrees to accept as full compensation for all services rendered hereunder, an annual subadvisory fee equal to the following:

FUND	ANNUAL RATE

MainStay California Tax Free Opportunities Fund*	0.25% on all assets

MainStay High Yield Municipal Bond Fund*	0.275% up to $1 billion; and
0.27% from $1 billion to $3 billion; and
0.265% in excess of $3 billion

MainStay High Yield Opportunities Fund*	0.40% up to $3 billion; and
0.3875% in excess of $3 billion

MainStay New York Tax Free Opportunities Fund*	0.25% on all assets

MainStay Short Duration High Yield Fund*	0.325% on all assets

MainStay Short Term Bond Fund*	0.25% up to $500 million; and
0.2375% in excess of $500 million

MainStay Total Return Bond Fund Fund*	0.25% up to $1 billion; and
0.2375% in excess of $1 billion

The portion of the fee based upon the average daily net assets of the respective Fund shall be accrued daily at the rate of l/(number of days in calendar year) of the annual rate applied to the daily net assets of the Fund.

Payment will be made to the Subadvisor on a monthly basis.

* For certain Funds listed above, the Manager has agreed to waive a portion of the Fund's management fee or reimburse the expenses of the appropriate class of the Fund so that the class total ordinary operating expenses do not exceed certain amounts. These waivers or expense limitations may be changed with Board approval. To the extent the Manager has agreed to waive its management fee or reimburse expenses, the Subadvisor, upon reasonable prior notice from the Manager, has voluntarily agreed to waive or reimburse its fee in proportion to the percentage of the total subadvisory fee that the Subadvisor earns.